Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio data)

	Years Ended December 31,					Nine Months Ended September 30, 2005
	2004	2003	2002	2001	2000
EARNINGS:
Income (loss) before taxes	$9,559	$(26,351)	$(148,114)	$(77,329)	$(48,106)	$16,098
Fixed charges	5,641	5,563	4,709	4,643	2,655	3,965

Total earnings (loss)	$15,200	$(20,788)	$(143,405)	$(72,686)	$(45,451)	$20,063

FIXED CHARGES:
Interest expense	$1,369	$2,005	$1,479	$1,333	883	$743
Amortized capitalized expenses	163	211	128	82	18	126
Estimated interest charges within rental expense	4,109	3,347	3,102	3,228	1,754	3,096

Total fixed charges	$5,641	$5,563	$4,709	$4,643	$2,655	$3,965

RATIO OF EARNINGS TO FIXED CHARGES(1)	2.69x	—	—	—	—	5.06x

(1)	For the purposes of computing the ratio of earnings to fixed charges, earnings consisted of income before provision for income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of capitalized fees associated with our senior credit facility and that portion of rental expense we believe to be representative of interest. For the years ended December 31, 2000, 2001, 2002 and 2003, earnings, as defined, were insufficient to cover fixed charges by $50.8 million, $82.0 million, $152.8 million and $31.9 million, respectively.